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                              December 8, 2023

       Siu Ming Law
       Executive Director and Chief Executive Officer
       Great Restaurant Development Holdings Ltd
       Ground Floor and 1st Floor
       No. 73 Chung On Street
       Tsuen Wan, New Territories
       Hong Kong

                                                        Re: Great Restaurant
Development Holdings Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted November
30, 2023
                                                            CIK No. 0001990643

       Dear Siu Ming Law:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1, Submitted November 30, 2023

       Cover Page

   1. We note your response to comment 3 and reissue. We acknowledge the addition of page numbers to the risk
factor cross-references included on the cover page. However, please add a cross-reference
to the risk factor section as a whole, rather than to individual risk factors or sections,
and please ensure that this cross-reference is highlighted by prominent type or in another
manner. Please refer to Item 501(b)(5) of Regulation S-K.
 Siu Ming Law
FirstName  LastNameSiu  Ming Law
Great Restaurant Development Holdings Ltd
Comapany8,
December   NameGreat
             2023     Restaurant Development Holdings Ltd
December
Page 2    8, 2023 Page 2
FirstName LastName
Prospectus Summary
Corporate Structure, page 7

2. We note your response to comment 6 and reissue in part. We note your new disclosure states "Investors in our Ordinary Shares should be aware that they will not and may never directly hold equity interests in the Hong Kong operating subsidiary, First Grade, but rather purchasing equity solely in First Grade, our Cayman Islands holding company,
         The Great Restaurant Development Holdings Limited." It appears that the inclusion of the second "First Grade" reference is a typo. Please clarify this disclosure to make clear that investors are not purchasing equity in First Grade, but rather in The Great Restaurant
         Development Holdings Limited.
Recent Regulatory Development in the PRC, page 14

3. We note your response to comment 5 and reissue in part. If Robertsons and Beijing
         Dentons are providing opinions, please revise your disclosure to state that you have or will be receiving an opinion, rather than stating "as advised." Alternatively, if Robertsons or
         Beijing Dentons are not providing an opinion, please state as much and explain in your disclosure why such an opinion was not obtained.
       Please contact Aamira Chaudhry at 202-551-3389 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      William S. Rosenstadt